                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13704

                           NOTIFICATION OF LATE FILING

 (Check One):  /X/ Form 10-KSB   / / Form 11-K   / / Form 20-K   / / Form 10-Q

/ /    Form N-SAR
            For Period Ended:
/ /    Transition Report on Form 10-K     / /   Transition Report on Form 10-Q
/ /    Transition Report on Form 20-F     / /   Transition Report on Form N-SAR
/ /    Transition Report on Form 11-K

            For Period Ended:   March 31, 1999.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Prologic Management Systems, Inc.

Former name if applicable



Address of principal executive office (Street and number)
2030 East Speedway Boulevard

City, state and zip code Tucson, Arizona 85719

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company has not yet filed its Report on Form 10-KSB with the Securities and Exchange Commission due to the late engagement of BDO Seidman LLP as the Company's independent public accountant, and certain material uncertainties that have delayed completion of the audit. In addition, certain documentation needed by the Company's auditors to complete the audit has not yet been received. It is anticipated such documentation will be received prior to July 14, 1999. The Company expects to file its report on Form 10-KSB on or before July 14, 1999.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            William Wallin                (520)             320-1000
--------------------------------------------------------------------------------
            (Name)                        (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             /X/  Yes   / / No

_______________________________________________________________________________

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             / /  Yes   /X/ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        PROLOGIC MANAGEMENT SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29, 1999     By  /s/  William Wallin, Chief Financial Officer
      -------------         --------------------------------------------

                                [BDO LETTERHEAD]


Part II(c)


June 29, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Re:  Prologic Management Systems, Inc.

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Prologic Management Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended March 31, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended March 31, 1999 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended March 31, 1999, and agree with the statements made therein as they relate to accounting and auditing matters.


Very truly yours,


/s/  BDO Seidman, LLP


BDO Seidman, LLP